FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 30, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

.

Consolidated Results of Operations Fourth quarter, year ended March 2026 (US GAAP) April 2026 Nomura Holdings, Inc. Nomura

Outline Presentation Executive summary (p. 2-3) Trend in stable revenue (p. 4) Overview of results (p. 5) Business segment results (p. 6) Wealth Management (p. 7-9) Investment Management (p. 10-11) Wholesale (p. 12-14) Banking (p. 15) Non-interest expenses (p. 16) Robust financial position (p. 17) Financial Supplement Consolidated balance sheet (p. 19) Value at risk (p. 20) Consolidated financial highlights (p. 21) Consolidated income (p. 22) Main revenue items (p. 23) Consolidated results: Income (loss) before income taxes by segment and region (p. 24) Segment Other (p. 25) Wealth Management related data (p. 26-29) Investment Management related data (p. 30-31) Wholesale related data (p. 32) Number of employees (p. 33) 1

NOMURA

Executive summary (1/2)

FY2025/26 full year highlights

- **Net income[1] of Y362.1bn, setting a record high for the second straight year**
  - **Full-year ROE of 10.1%, meeting the quantitative target in our 2030 Vision for second year in a row**
- **Four segment income before income taxes reached an all-time high of Y506.9bn**
  ~Wealth Management and Wholesale drove companywide earnings, with both achieving highest income before income taxes since their respective establishments[4]
  - **Wealth Management's** asset management-based business model gained further momentum, with substantial growth in major KPIs
  - **Investment Management's** assets under management rose by more than 50% over the year to around Y137trn, with substantial increase in stable business revenue base
  - **Wholesale** saw revenue growth in all regions. In addition to the overall division, both Global Markets and Investment Banking achieved record-high revenues
  - **Banking** saw solid growth in its business base, also making steady advances towards scheduled launch of deposit sweep service in FY2026/27
- **Proactive shareholder returns: Dividend per share; Year-end Y24, Annual Y51** (Dividend payout ratio of 41%)

	FY2024/25 full year	FY2025/26 full year	YoY
Net revenue	Y1,892.5bn	**Y2,167.7bn**	**15%**
Income before income taxes	Y472.0bn	**Y539.8bn**	**14%**
Net income[1]	Y340.7bn	**Y362.1bn**	**6%**
EPS[2]	Y111.03	**Y118.99**	**7%**
ROE	10.0%	**10.1%**	

Income before income taxes: Segment information[3]	FY2024/25 full year	FY2025/26 full year	YoY
Wealth Management	Y166.2bn	**Y204.0bn**	**23%**
Investment Management	Y89.6bn	**Y88.3bn**	**-1%**
Wholesale	Y166.3bn	**Y200.6bn**	**21%**
Banking	Y16.4bn	**Y14.0bn**	**-14%**
Four segment total	Y438.4bn	**Y506.9bn**	**16%**
Other	Y35.1bn	**Y24.6bn**	**-30%**
Unrealized gain (loss) on investments held for operating purposes	Y-1.5bn	**Y8.3bn**	**-**
Income before income taxes	Y472.0bn	**Y539.8bn**	**14%**

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management Division, in April 2025.
4. Wealth Management Division: Established in the fiscal year ended March 2002 Wholesale Division: Established in the fiscal year ended March 2011

2

NOMURA

Executive summary (2/2)

FY2025/26 4Q highlights

- **Income before income taxes and net income both fell QoQ and ROE[1] came in at 8.0%**
  - Net revenue: Y577.2bn (+5% QoQ); Income before income taxes: Y107.7bn (-20% QoQ); Net income[2]: Y73.9bn (-19% QoQ); EPS[3]: Y24.34
  - Revenue increased in the four main segments combined, but the share of profit/loss from affiliates declined in segment "Other"
  - Recognized an impairment loss at an investee company in Investment Management
- **Four segment income before income taxes[4] of Y125.6bn (-12% QoQ)**
  - Wealth Management:
    - Recurring revenue assets remained at a high level while recurring revenue hit an all-time high as in the previous quarter
    - Amid volatile market conditions, flow revenue also remained at a high level supported by effective support of customers' needs
  - Investment Management:
    - Net revenue hit an all-time high thanks to growth in existing businesses and a contribution from acquired businesses
    - However, expenses related to acquired businesses and an impairment loss on equity interests in an investee company was recognized
  - Wholesale:
    - In Global Markets, although revenue fell QoQ, Equities reached an all-time high[5], while in Investment Banking momentum remained solid thanks to performance in Japan
  - Banking:
    - Net revenue was solid but income before income taxes was down on upfront investment in business expansion

Income before income taxes and net income[2]


Groupwide
(billions of yen)
Income before income taxes
Net income
97.7
72.0
160.3
104.6
136.6
92.1
135.2
91.6
107.7
73.9
FY24/25 4Q
FY25/26 1Q
2Q
3Q
4Q


Four segment income before income taxes[4]
(billions of yen)
Investment Management
Wealth Management[4]
Banking
Wholesale
92.0
105.8
132.6
142.9
125.6
FY24/25 4Q
FY25/26 1Q
2Q
3Q
4Q

1. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
2. Net income (loss) attributable to Nomura Holdings shareholders.
3. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
4. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.
5. A record quarter since comparisons possible in FY2016/17

3

Trend in stable revenue:
Building recurring business to expand the revenue base for growth

NOMURA

Recurring revenue assets and AuM increased with inflows

Wealth Management (WM)



(trillions of yen)
Recurring revenue assets
30.0
20.0
10.0
0.0
18.2
19.6
18.7
23.0
23.5
27.9
FY20/21 Mar
FY21/22 Mar
FY22/23 Mar
FY23/24 Mar
FY24/25 Mar
FY25/26 Mar

Investment Management (IM)



(trillions of yen)
AuM
160.0
120.0
80.0
40.0
0.0
64.7
67.9
67.3
89.0
89.3
136.9
FY20/21 Mar
FY21/22 Mar
FY22/23 Mar
FY23/24 Mar
FY24/25 Mar
FY25/26 Mar

Stable revenue[1] steadily expanding



(billions of yen)
WM Recurring revenue
IM Business revenue
Banking revenue
600.0
500.0
400.0
300.0
200.0
100.0
0.0
107.1
111.9
131.7
119.9
134.4
120.7
138.2
137.2
42.9
180.1
163.7
47.2
205.2
223.7
53.9
FY20/21
FY21/22
FY22/23
FY23/24
FY24/25
FY25/26

Retrospective adjustments to align with the new segment classification for FY23/24 and FY24/25[2]

1. *Total of recurring revenue assets in Wealth Management, business revenue in Investment Management, and revenue in Banking.*
2. *Banking revenue is separately disclosed from FY25/26 1Q following the establishment of the Banking Division in April 2025. A portion of Banking revenue was previously included in recurring revenue in the Wealth Management Division. Retrospective adjustments have been made to figures for FY23/24 and FY24/25 to reflect the establishment of the Banking Division, but not to figures for earlier fiscal years.*

4

NOMURA

Overview of results

Highlights

(billions of yen, excluding EPS, BPS and ROE)	FY24/25	FY25/26				QoQ	YoY	FY24/25	FY25/26	YoY
	4Q	1Q	2Q	3Q	4Q			Full year	Full year	
Net revenue	452.7	523.3	515.5	551.8	**577.2**	**5%**	**27%**	1,892.5	**2,167.7**	**15%**
Non-interest expenses	355.0	363.0	378.8	416.5	**469.5**	**13%**	**32%**	1,420.5	**1,627.9**	**15%**
Income before income taxes	97.7	160.3	136.6	135.2	**107.7**	**-20%**	**10%**	472.0	**539.8**	**14%**
Net income[1]	72.0	104.6	92.1	91.6	**73.9**	**-19%**	**3%**	340.7	**362.1**	**6%**
Effective tax rate	*24.3%*	*32.9%*	*29.9%*	*30.1%*	***28.9%***			*26.4%*	***30.6%***	
EPS[2]	Y23.39	Y34.04	Y30.49	Y30.19	**Y24.34**	**-19%**	**4%**	Y111.03	**Y118.99**	**7%**
BPS[3]	Y1,174.10	Y1,177.31	Y1,188.05	Y1,244.72	**Y1,277.99**	**3%**	**9%**	Y1,174.10	**Y1,277.99**	**11%**
ROE[4]	8.2%	12.0%	10.6%	10.3%	**8.0%**			10.0%	**10.1%**	
Income before income taxes from three international regions[5,6]	*28.5*	*27.5*	*44.9*	*16.3*	***2.9***	***-82%***	***-90%***	*137.0*	***91.5***	***-33%***

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Total Nomura Holdings shareholders' equity per share.*
4. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
5. *Three international regions refers to (i) the Americas, (ii) Europe and (iii) Asia and Oceania (Including Powai office in India).*
6. *Geographic information is based on U.S. GAAP. Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

5

NOMURA

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)		FY24/25	FY25/26				QoQ	YoY	FY24/25	FY25/26	YoY
		4Q	1Q	2Q	3Q	4Q			Full year	Full year	
Net revenue	Wealth Management[1]	99.9	105.8	116.5	132.5	**133.1**	**0.5%**	**33%**	433.6	**487.9**	**13%**
	Investment Management	43.0	50.6	60.8	60.9	**86.2**	**42%**	**100%**	192.5	**258.5**	**34%**
	Wholesale	259.2	261.1	279.2	313.9	**308.1**	**-2%**	**19%**	1,057.9	**1,162.2**	**10%**
	Banking[1]	11.4	12.8	12.9	13.7	**14.5**	**6%**	**27%**	47.2	**53.9**	**14%**
	Subtotal[1]	413.5	430.3	469.3	521.0	**542.0**	**4%**	**31%**	1,731.1	**1,962.6**	**13%**
	Other*[1]	39.4	93.2	44.4	28.1	**31.2**	**11%**	**-21%**	162.9	**196.9**	**21%**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	-0.2	-0.1	1.8	2.7	**4.0**	**50%**	**-**	-1.5	**8.3**	**-**
	Net revenue	452.7	523.3	515.5	551.8	**577.2**	**5%**	**27%**	1,892.5	**2,167.7**	**15%**
Income (loss) before income taxes	Wealth Management[1]	35.9	38.8	45.5	58.5	**61.2**	**5%**	**70%**	166.2	**204.0**	**23%**
	Investment Management	15.5	21.5	30.7	17.9	**18.1**	**1%**	**17%**	89.6	**88.3**	**-1%**
	Wholesale	37.5	41.9	53.1	62.3	**43.2**	**-31%**	**15%**	166.3	**200.6**	**21%**
	Banking[1]	3.1	3.6	3.2	4.2	**3.0**	**-27%**	**-0.1%**	16.4	**14.0**	**-14%**
	Subtotal[1]	92.0	105.8	132.6	142.9	**125.6**	**-12%**	**37%**	438.4	**506.9**	**16%**
	Other*[1]	5.9	54.6	2.3	-10.3	**-22.0**	**-**	**-**	35.1	**24.6**	**-30%**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	-0.2	-0.1	1.8	2.7	**4.0**	**50%**	**-**	-1.5	**8.3**	**-**
	Income (loss) before income taxes	97.7	160.3	136.6	135.2	**107.7**	**-20%**	**10%**	472.0	**539.8**	**14%**

*Additional information on "Other" (FY2025/26 4Q)
- Loss related to economic hedging (Y-2.9bn)
- Loss on changes to own and counterparty credit spread relating to Derivatives (Y-1.2bn)

1. *Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.*

6

NOMURA

Wealth Management

Net revenue and income before income taxes[1]

(billions of yen)	FY24/25 Full year	FY25/26 Full year	FY24/25 4Q	FY25/26 1Q	FY25/26 2Q	FY25/26 3Q	FY25/26 4Q	QoQ	YoY
Net revenue	433.6	**487.9**	99.9	105.8	116.5	132.5	**133.1**	**0.5%**	**33%**
Non-interest expenses	267.4	**283.9**	64.0	67.0	71.0	74.0	**71.9**	**-3%**	**12%**
Income before income taxes	166.2	**204.0**	35.9	38.8	45.5	58.5	**61.2**	**5%**	**70%**

Breakdown of net revenue[1]



(billions of yen)
500.0
400.0
300.0
200.0
100.0
0.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Flow revenue, etc.
Recurring revenue

	FY24/25 Full year	FY25/26 Full year	FY24/25 4Q	FY25/26 1Q	FY25/26 2Q	FY25/26 3Q	FY25/26 4Q	QoQ	YoY
Recurring revenue[1,2]	180.1	**205.2**	47.0	44.5	51.2	52.7	**56.8**	**8%**	**21%**
Flow revenue, etc.[3]	253.4	**282.7**	52.9	61.3	65.3	79.8	**76.4**	**-4%**	**44%**
Net revenue[1]	433.6	**487.9**	99.9	105.8	116.5	132.5	**133.1**	**0.5%**	**33%**

Key points

Full year

Net revenue: Y487.9bn (+13% YoY)
Income before income taxes: Y204.0bn (+23% YoY)

- Income before income taxes at highest level since the division was established in the fiscal year ended March 2002
  - Major advances in all KPIs, with the foundation of asset management-based business model steadily strengthened
  - The recurring revenue cost coverage ratio[4] rose to 72%, mainly reflecting revenue growth, while disciplined cost control was maintained

Fourth quarter

Net revenue: Y133.1bn (+0.5% QoQ, +33% YoY)
Income before income taxes: Y61.2bn (+5% QoQ, +70% YoY)

Recurring revenue

- Net inflows of recurring revenue assets remained at a high level (+Y422.8bn); 16th consecutive quarter of strong net inflows
- Recurring revenue also at record high; steady growth in recurring revenue assets facilitated growth in income

Flow revenue, etc.

- Flow revenue edged down, but remained at a high level, second only to 3Q level; supported by effective responses to client needs amid volatile market conditions

Growth of client assets	FY2025/26 3Q	FY2025/26 4Q
Investment trust net inflows[5]	+Y369.3bn	**+Y335.7bn**
Discretionary investment net inflows[5]	+Y104.3bn	**+Y98.8bn**
Net inflows of cash and securities[6]	-Y460.6bn	**+Y2,720.0bn**

1. *Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.*
2. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).*
3. *Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans.*
4. *Recurring revenue divided by non-interest expenses using four-quarter cumulative.*
5. *Excludes Corporate section.*
6. *Cash and securities inflows minus outflows, excluding regional financial institutions.*

7

Wealth Management: Robust total sales underpinned by comprehensive asset management services

Total sales[1]



(billions of yen)
Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
12,000
10,000
8,000
6,000
4,000
2,000
0

	FY24/25	FY25/26			
	4Q	1Q	2Q	3Q	**4Q**
Stocks	3,870.6	4,967.5	4,539.9	4,741.3	**9,953.3**
Bonds	462.7	660.6	633.4	473.4	**447.6**
Investment trusts	791.0	754.7	815.2	1,095.1	**953.7**
Discretionary Investments	149.5	140.2	187.0	221.0	**223.6**
Insurance	87.1	137.3	185.5	132.7	**96.7**
Total sales[1]	5,360.9	6,660.3	6,361.0	6,663.4	**11,675.0**

Total sales[1] were Y11.675trn, +75% QoQ

- Stocks: +2x QoQ
  - Sales of Japanese stock rose thanks to major tender offers (around Y4trn) and primary deals
  - Primary stock subscriptions fell by 38% QoQ to Y202.3bn
- Bonds: -5% QoQ
  - Sales of Japanese bonds fell slightly on absence of primary deals
  - Demand for foreign bonds was solid
- Investment trusts: -13% QoQ
  - Remained at a high level despite falling QoQ amid increasingly widespread investment diversification for portfolio management purposes
- Discretionary investments: +1% QoQ
  - Existing contracts grew and new contracts also increased, thanks to high-quality product lineup and provision of services geared to customer needs
- Insurance: -27% QoQ
  - Sales of foreign currency-denominated products declined on weaker yen, but contract value for yen-denominated products increased

1. Excludes Corporate section and Workplace Solution Department.

8

NOMURA

Wealth Management: KPI summary

Net inflows of recurring revenue assets[1]

- Net inflows for 16th straight quarter on progress in asset management business



(billions of yen)
Wealth Management total
Excluding Corporate section
600.0
450.0
300.0
150.0
0.0
265.6
428.0
278.9
377.4
289.5
403.2
503.9
606.6
422.8
539.0
FY24/25 4Q
FY25/26 1Q
2Q
3Q
4Q

Recurring revenue assets and recurring revenue[2, 3]

- Fiscal year-end recurring revenue assets fell on market factors but remained at high level; recurring revenue at all-time high thanks to half-yearly investment advisory fees



(trillions of yen)
Recurring revenue assets
Recurring revenue (rhs)
(billions of yen)
30.0
25.0
20.0
15.0
10.0
60.0
50.0
40.0
30.0
20.0
47.0
44.5
51.2
52.7
56.8
23.5
24.6
26.2
28.1
27.9
FY24/25 Mar/4Q
FY25/26 Jun/1Q
Sep/2Q
Dec/3Q
Mar/4Q

Flow business clients

- Flow business client numbers well above prior-year level; customer access increased steadily as transformation of business model improved productivity



(thousands)
1,800
1,600
1,400
1,200
1,000
800
914
925
1,263
1,251
1,538
1,482
1,741
1,644
FY2024/25
FY2025/26
Jun
Sep
Dec
Mar

Workplace services

- Provision of workplace services on growth trajectory driven mainly by ESOP



(thousands)
4,200
4,000
3,800
3,600
3,400
3,200
3,000
3,883
3,963
4,035
4,082
4,142
FY24/25 Mar
FY25/26 Jun
Sep
Dec
Mar

1. *Excludes investment trust distributions, and investment trust net inflows in level fee accounts, etc.*
2. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).*
3. *Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, on Apr. 1, 2025.*

9

NOMURA

Investment Management

Net revenue and income before income taxes[1]

(billions of yen)	FY24/25 Full year	FY25/26 Full year	FY24/25 4Q	FY25/26 1Q	FY25/26 2Q	FY25/26 3Q	FY25/26 4Q	QoQ	YoY
Net revenue	192.5	**258.5**	43.0	50.6	60.8	60.9	**86.2**	**42%**	**100%**
Non-interest expenses	102.9	**170.2**	27.5	29.0	30.1	43.0	**68.1**	**58%**	**148%**
Income before income taxes	89.6	**88.3**	15.5	21.5	30.7	17.9	**18.1**	**1%**	**17%**

Breakdown of net revenue


(billions of yen)
250.0
200.0
150.0
100.0
50.0
0.0
100.0
80.0
60.0
40.0
20.0
0.0
Investment gain/loss
Business revenue

	FY24/25 Full year	FY25/26 Full year	FY24/25 4Q	FY25/26 1Q	FY25/26 2Q	FY25/26 3Q	FY25/26 4Q	QoQ	YoY
Business revenue[1,2]	163.7	**223.7**	43.3	40.6	44.1	57.8	**81.2**	**40%**	**88%**
Investment gain/loss[3]	28.8	**34.8**	-0.2	9.9	16.8	3.1	**5.0**	**64%**	**-**
Net revenue	192.5	**258.5**	43.0	50.6	60.8	60.9	**86.2**	**42%**	**100%**

Key points

Full year

Net revenue: Y258.5bn (+34% YoY)
Income before income taxes: Y88.3bn (-1% YoY)

- Assets under management at all-time high, reflecting continued expansion of the business base
  - Business revenue, which constitutes stable revenue reached a record high[4], driven by growth in existing businesses and the expansion of international businesses through acquisition
  - Costs increased due to expenses attributable to acquired businesses, as well as an impairment loss in the fourth quarter on our equity interest in an investee company[5]

Fourth quarter

Net revenue: Y86.2bn (+42% QoQ, +100% YoY)
Income before income taxes: Y18.1bn (+1% QoQ, +17% YoY)

Business revenue

- Net revenue: Y81.2bn (+40% QoQ, +88% YoY)
  - Asset management business continued to deliver solid performance, with all-time high performance fees[4] as well as solid growth in asset management fees and contributions from acquired businesses
  - QoQ growth in revenue at aircraft leasing business Nomura Babcock & Brown

Investment gain/loss

- Net revenue: Y5.0bn (+64% QoQ)
  - American Century Investments related valuation gain/loss increased QoQ

1. *Includes gain/loss from Nomura Fiduciary Research & Consulting Co., Ltd. starting in FY2025/26 1Q. Includes gain/loss from public asset management business of Macquarie Group since 1 December 2025.*
2. *Includes revenues from asset management business, aircraft leasing-related revenues, and general partner management fees gained from private assets and other investment businesses.*
3. *Consists of net revenue arising from American Century Investments-related gain/loss, investment business in private assets & other, and investments (including changes in fair valuations, funding costs, management fees, dividends, etc.)*
4. *Record high since the division's establishment in 2021*
5. *A minority interest in a forestry asset management company*

10

Investment Management:
AuM, inclusive of alternative assets, remains at a record-high

Assets under management (net)[1]



(trillions of yen)
Domestic Investment advisory and international businesses, etc.
Domestic Investment trust business
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
89.3
25.0
64.3
94.3
26.3
68.1
101.2
27.9
73.4
134.7
55.7
79.0
136.9
55.7
81.2
FY24/25 Mar
FY25/26 Jun
Sep
Dec
Mar

Fourth quarter

Assets under management at record high of Y136.9trn

Domestic investment trust business

- Despite sharp fall in the overall market in March, net inflows continued, particularly into ETFs
  - Investment trusts (excl. ETFs, MRFs etc): Inflows into balanced funds, Japan equity active funds, and private asset products
  - ETFs: Inflows mainly into Japanese stocks

Domestic investment advisory and international businesses

- In Japan, saw outflows mainly for equities
- Internationally, saw outflows from acquired business and US high-yield bonds

Net inflows[2]



(billions of yen)
Domestic investment advisory and international businesses, etc.
Domestic investment trust business
1,000
500
0
-500
-1,000
-1,500
314
40
274
108
315
-207
498
525
-26
115
44
71
816
-1,095
-279
FY24/25 4Q
FY25/26 1Q
2Q
3Q
4Q

Alternative AuM[3]: net inflows continue, reaching a record high



(billions of yen)
4,000
3,000
2,000
1,000
0
2,608
2,658
2,941
3,334
3,633
FY24/25 Mar
FY25/26 Jun
Sep
Dec
Mar

1. *Assets under management (net) are calculated by deducting overlapping assets within the Investment Management division from the simple aggregate (gross) of AuM of asset management companies within Investment Management division*
2. *Based on assets under management (net)*
3. *Total of Nomura Asset Management alternative AuM and private assets AuM of other asset management companies within Investment Management division*

11

NOMURA

Wholesale

Net revenue and income before income taxes

(billions of yen)	FY24/ 25 Full year	FY25/ 26 Full year	FY24/ 25 4Q	FY25/ 26 1Q	2Q	3Q	4Q	QoQ	YoY
Net revenue	1,057.9	**1,162.2**	259.2	261.1	279.2	313.9	**308.1**	**-2%**	**19%**
Non-interest expenses	891.7	**961.7**	221.7	219.2	226.0	251.6	**264.8**	**5%**	**19%**
Income before income taxes	166.3	**200.6**	37.5	41.9	53.1	62.3	**43.2**	**-31%**	**15%**
CIR	*84%*	***83%***	*86%*	*84%*	*81%*	*80%*	***86%***		
Revenue/modified RWA[1]	*7.6%*	***7.4%***	*7.3%*	*6.9%*	*7.1%*	*7.8%*	***7.6%***		

Key points

Full year

Net revenue: Y1,162.2bn (+10% YoY)

Income before income taxes: Y200.6bn (+21% YoY)

- Net revenue and income before income taxes both at all-time high since establishment of the division in April 2010
- Revenue in Global Markets and Investment Banking both at all-time high[2]
- YoY growth in revenue across all regions

Fourth quarter

Net revenue: Y308.1bn (-2% QoQ, +19% YoY)

Income before income taxes: Y43.2bn (-31% QoQ, +15% YoY)

- Global Markets revenue fell QoQ but revenue in Equities reached an all-time high[2]
- Momentum in Investment Banking remained solid thanks to performance in Japan

Net revenue by business line

(billions of yen)


Investment Banking
Global Markets
1,200.0
800.0
400.0
0.0
400.0
300.0
200.0
100.0
0.0

	FY24/ 25 Full year	FY25/ 26 Full year	FY24/ 25 4Q	FY25/ 26 1Q	2Q	3Q	4Q	QoQ	YoY
Global Markets	874.6	**968.1**	206.9	223.1	235.7	256.8	**252.5**	**-2%**	**22%**
Investment Banking	183.3	**194.1**	52.3	37.9	43.5	57.1	**55.6**	**-3%**	**6%**
Net revenue	1,057.9	**1,162.2**	259.2	261.1	279.2	313.9	**308.1**	**-2%**	**19%**

Net revenue by region


(billions of yen)
Americas
EMEA
AEJ
Japan
1,200.0
800.0
400.0
0.0
400.0
300.0
200.0
100.0
0.0
401.9
175.5
182.7
297.8
437.5
190.8
195.9
338.1
109.9
45.5
40.5
63.3
100.6
45.0
46.0
69.5
107.4
43.7
49.1
79.0
124.1
54.0
48.5
87.3
105.5
48.1
52.3
102.2
FY24/ 25 Full year
FY25/ 26 Full year
FY24/ 25 4Q
FY2025/26
1Q
2Q
3Q
4Q

1. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. Starting from FY2025/26 1Q, based on Basel III finalization rule.*
2. *A record since comparisons possible in FY2016/17*

12

NOMURA

Wholesale: Global Markets

Net revenue

(billions of yen)


1,000.0
800.0
600.0
400.0
200.0
0.0
300
250
200
150
100
50
0
FI: Others[1]
FI: Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

	FY24/25 Full year	FY25/26 Full year	FY24/25 4Q	FY2025/26 1Q	FY2025/26 2Q	FY2025/26 3Q	FY2025/26 4Q	QoQ	YoY
Fixed Income (FI)	499.2	**509.0**	105.8	124.8	121.9	136.9	**125.3**	**-8%**	**18%**
Equities (EQ)	375.4	**459.2**	101.1	98.3	113.8	119.9	**127.2**	**6%**	**26%**
Global Markets	874.6	**968.1**	206.9	223.1	235.7	256.8	**252.5**	**-2%**	**22%**

Key points

Full year

Net revenue: Y968.1bn (+11% YoY)

- Fixed income revenue and equities revenue both at all-time high[7]
- YoY growth in revenue across all regions

Fourth quarter

Net revenue: Y252.5bn (-2% QoQ, +22% YoY)

- In Fixed income, growth in FX/EM partially offset by slower Rates
- In Equities, revenue in Equity Products reached all-time high[7]

Fixed Income

- Net revenue: Y125.3bn (-8% QoQ, +18% YoY)
  - Macro Products: Rates revenue saw slowdown in the Americas amid increased market volatility but rose in Japan. FX/EM revenue rose across all regions on accurate perception of client flows
  - Spread Products: Securitized Products revenue remained strong in the Americas while AEJ declined from a strong previous quarter. Credit revenue held steady QoQ despite spreads widening

Equities

- Net revenue: Y127.2bn (+6% QoQ, +26% YoY)
  - Equity Products: Substantial revenue growth in Japan and AEJ from strong performance across Financing and Derivatives
  - Execution Services: Revenue growth across all regions from increased client activity

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, Other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business
7. A record since comparisons possible in FY2016/17

13

NOMURA

Wholesale: Investment Banking

Net revenue

(billions of yen)


200.0
150.0
100.0
50.0
0.0
60.0
40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

FY24/25 Full year	FY25/26 Full year	FY24/25 4Q	FY25/26 1Q	FY25/26 2Q	FY25/26 3Q	FY25/26 4Q	QoQ	YoY
183.3	**194.1**	52.3	37.9	43.5	57.1	**55.6**	-3%	6%

Key points

Full year
Net revenue: Y194.1bn (+6% YoY)
- Japan and international net revenues both at highest level since comparisons possible in FY2016/17
- Strong performance in Japan across a broad range of products amid buoyant corporate actions, while overseas M&A was the main driver

Fourth quarter
Net revenue: Y55.6bn (-3% QoQ, +6% YoY)
- Net revenue down QoQ, but kept at a high level; M&A and ECM remained

Advisory
- Maintained net revenue growth momentum through steady execution of diverse M&A deals

Financing and Solutions, etc.[1]
- ECM revenues continued to grow on contributions from major CB and PO deals
- Solid performance too from solutions business catering to need to unwind cross-shareholdings
- DCM also involved in multiple cross-border deals

Major Deals[2]

Advisory

- Business integration between **Gunma Bank** and Daishi Hokuetsu Financial Group (share exchange, Y859.7bn)
- **KKR**'s deal to take Taiyo Holdings private (Y402.9bn)
- **Carlyle** acquisition of Omron's device & module solutions business (Y81.0bn)
- **Itochu Corp.**'s deal to take Itochu-Shokuhin private (Y78.4bn)
- Acquisition by **TCL Electronics** (Hong Kong) of a 51% stake in JV company taking over Sony's home entertainment business (Y75.4bn)
- Acquisition by Molson Coors Beverage (US) of **Atomic Brands** (US) (amount undisclosed)
- **IK Partners** acquires majority interest in Trustmoore Netherlands BV (amount undisclosed)
- Series D capital raise by **Oxa** (UK) ($103m)

Financing, Solutions, etc.

- **Nippon Steel**: Euroyen CB (Y600.0bn)
- **Nintendo**: FO (Y227.2bn)
- **Medline (US)**: FO ($3.1bn)
- **European Union**: Euro-denominated bonds (€11.0bn)
- **Republic of Poland**: Samurai bonds (Y211.6bn)
- **NTT Finance**: Euro- and Sterling-denominated bonds (€2.25bn/£350mn)
- **Mitsui Sumitomo Insurance**: Euro-denominated bonds (€1.4bn)
- **Investindustrial**: TreeHouse Foods (US) LBO loan for privatization ($1.8bn)

Awarded Major Financial Honors

LSEG

M&A-Japan	ECM-Japan
FY25/26[3] **1st place**	FY25/26[3] **1st place**
Global Ranking 16th[4]	**4-year streak** at **No.1**

DEALWATCH AWARDS 2025

House of the Year

Top in **the Overall Category**

1. ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product. 2. Major deals in Q4 3. April 2025 to March 2026 4. January to December 2025

14

Banking Net revenue and income before income taxes1 FY24/ FY25/ FY24/ FY25/ 25 26 25 26 (billions of yen) QoQ YoY Full Full 4Q 1Q 2Q 3Q 4Q year year Net revenue 47.2 53.9 11.4 12.8 12.9 13.7 14.5 6% 27% Non-interest expenses 30.8 39.9 8.4 9.2 9.7 9.5 11.5 21% 37% Income before income taxes 16.4 14.0 3.1 3.6 3.2 4.2 3.0 -27% -0.1% 15

NOMURA

Non-interest expenses


(billions of yen)
Full year
Quarter
(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
2,000.0
1,500.0
1,000.0
500.0
0.0
500.0
250.0
0.0
1,420.5
1,627.9
355.0
363.0
378.8
416.5
469.5

	FY24/25	FY25/26	FY24/25 4Q	FY25/26 1Q	2Q	3Q	4Q	QoQ
Compensation and benefits	732.4	**829.5**	172.3	186.3	195.1	220.7	**227.4**	**3.0%**
Commissions and floor brokerage	177.5	**221.9**	44.9	44.8	47.2	54.0	**75.9**	**40.5%**
Information processing and communications	227.0	**248.4**	60.1	57.2	59.2	63.5	**68.6**	**7.9%**
Occupancy and related depreciation	70.2	**71.5**	17.8	16.0	17.3	17.9	**20.4**	**14.4%**
Business development expenses	27.1	**33.7**	7.7	7.0	7.3	10.0	**9.4**	**-5.7%**
Other	186.4	**222.9**	52.2	51.8	52.8	50.4	**67.8**	**34.5%**
Total	1,420.5	**1,627.9**	355.0	363.0	378.8	416.5	**469.5**	**12.7%**

Key points

Full year

Non-interest expenses: Y1,627.9bn (+15% YoY)

- Compensation and benefits (+13% YoY)
  - Increase in bonus provisions linked to performance and effect of business acquisition
- Commissions and floor brokerage (+25% YoY)
  - Higher trading volume, temporary increase due to changes in accounting presentation, and effect of business acquisition

Fourth quarter

Non-interest expenses: Y469.5bn (+13% QoQ)

- Commissions and floor brokerage (+41% QoQ)
  - Temporary increase due to changes in accounting presentation and effect of business acquisition
- Other (+35% QoQ)
  - Impairment loss booked in relation to equity stake in an investee company

16

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2025	Dec 2025	Mar 2026
Total assets	Y56.8trn	Y61.9trn	**Y62.6trn**
Shareholders' equity	Y3.5trn	Y3.7trn	**Y3.7trn**
Gross leverage	16.4x	17.0x	**16.9x**
Net leverage[1]	11.0x	11.9x	**12.2x**
Level 3 assets (net)[2]	Y1.3trn	Y1.4trn	**Y1.3trn**
Liquidity portfolio	Y10.2trn	Y10.8trn	**Y10.7trn**

(billions of yen)

Basel 3 basis	Mar 2025	Dec 2025	Mar 2026[2]
Tier 1 capital	3,500	3,670	**3,848**
Tier 2 capital	0.6	187.6	**189.3**
Total capital	3,500	3,858	**4,037**
RWA	21,497	23,959	**24,459**
CET 1 capital ratio[3]	14.5%	13.0%	**12.9%**
Tier 1 capital ratio	16.2%	15.3%	**15.7%**
Consolidated capital adequacy ratio	16.2%	16.1%	**16.5%**
Consolidated leverage ratio[4]	5.16%	5.03%	**5.09%**
HQLA[5]	Y7.2trn	Y8.0trn	**Y7.9trn**
LCR[5]	234.1%	212.9%	**214.0%**
TLAC ratio (RWA basis)	28.1%	27.2%	**26.8%**
TLAC ratio (Total exposure basis)	9.9%	10.0%	**9.7%**

RWA and CET 1 capital ratio[3]


(trillions of yen)
Post Basel III finalization
RWA (lhs)
CET 1 capital ratio (rhs)
28.0
21.0
14.0
7.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
14.5%
13.2%
13.0%
13.0%
12.9%
FY24/25 Mar
FY25/26 Jun
Sep
Dec
Mar

Changes in RWA[2]


(trillions of yen)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
24.0
3.7
6.7
13.5
0.2
-0.2
0.5
24.5
4.2
6.5
13.7
Operational risk
Market risk
Credit risk[6]
Dec 25
Mar 26

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity*
2. *HQLA and LCR as of the end of March 2026 are final figures. Other figures are preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter.*
6. *Credit risk includes CVA.*

17

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase 2025 2026 (Decrease) 2025 2026 (Decrease) Assets Liabilities Total cash and cash deposits 5,515 5,649 134 Short-term borrowings 1,117 1,753 635 Total payables and deposits 7,249 8,698 1,449 Total loans and receivables 7,449 9,543 2,094 Total collateralized financing 18,646 18,066 -580 Trading liabilities 11,379 12,916 1,537 Total collateralized agreements 18,664 17,550 -1,114 Other liabilities 1,457 1,814 357 Long-term borrowings 13,374 15,545 2,171 Total trading assets and private 1 22,524 26,342 3,818 Total liabilities 53,221 58,791 5,570 equity and debt investments Total other assets1 2,651 3,562 911 Equity Total NHI shareholders’ equity 3,471 3,708 237 Noncontrolling interest 110 147 37 Total assets 56,802 62,646 5,844 Total liabilities and equity 56,802 62,646 5,844 1. Including securities pledged as collateral. 19

Value at risk Definition From April 1, 2025, to March 31, 2026 (billions of yen) - 95% confidence level - Maximum: 7.7 - 1-day time horizon for outstanding portfolio - Minimum: 3.1 - Inter-product price fluctuations considered - Average: 5.1 (billions of yen) FY2024/25 FY2025/26 FY2024/25 FY2025/26 Mar Mar Mar Jun Sep Dec Mar Equity 2.0 4.5 2.0 3.2 3.6 4.8 4.5 Interest rate 2.1 2.9 2.1 2.2 2.2 2.6 2.9 Foreign exchange 1.5 1.1 1.5 1.6 1.5 1.3 1.1 Sub-total 5.6 8.5 5.6 7.0 7.3 8.7 8.5 Diversification benefit -1.8 -2.7 -1.8 -2.5 -2.4 -2.5 -2.7 VaR 3.8 5.8 3.8 4.5 4.9 6.2 5.8 19

Consolidated financial highlights (billions of yen) 400 362.1 12% 340.7 10.1% 10.0% Net income (loss) 300 9% attributable to Nomura Holdings, Inc. (“NHI”) shareholders 200 6% ROE 100 3% 0 0% FY2024/25 FY2025/26 Net revenue 1,892.5 2,167.7 Income (loss) before income taxes 472.0 539.8 Net income (loss) attributable to Nomura 340.7 362.1 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 3,470.9 3,707.9 ROE (%)1 10.0% 10.1% Basic-Net income (loss) attributable to NHI 115.30 123.08 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 111.03 118.99 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 1,174.10 1,277.99 120 12.0% 12% 104.6 11.3% 10.8% 10.1% 92.1 91.6 90 10.0% 9% 72.0 73.9 60 6% 30 3% 0 0% FY2024/25 FY2025/26 4Q 1Q 2Q 3Q 4Q 452.7 523.3 515.5 551.8 577.2 97.7 160.3 136.6 135.2 107.7 72.0 104.6 92.1 91.6 73.9 3,470.9 3,476.0 3,485.3 3,651.8 3,707.9 10.0% 12.0% 11.3% 10.8% 10.1% 24.35 35.19 31.34 31.21 25.29 23.39 34.04 30.49 30.19 24.34 1,174.10 1,177.31 1,188.05 1,244.72 1,277.99 1. Quarterly ROE is calculated using annualized year-to-date net income. 21

Consolidated income (billions of yen) FY2024/25 FY2025/26 FY2024/25 FY2025/26 4Q 1Q 2Q 3Q 4Q Revenue Commissions 407.0 455.3 100.3 100.6 105.0 119.2 130.4 Fees from investment banking 212.2 200.5 53.3 38.4 44.6 59.0 58.6 Asset management and portfolio service fees 378.2 468.6 96.8 92.9 102.5 122.7 150.6 Net gain on trading 580.1 696.9 158.4 142.2 171.9 190.7 192.0 Gain (loss) on private equity and debt investments 7.6 12.6 1.2 6.3 4.4 1.6 0.3 Interest and dividends 2,927.9 2,669.6 630.9 649.6 652.8 712.5 654.8 Gain (loss) on investments in equity securities 0.4 13.1 -0.1 -0.4 4.4 4.5 4.6 Other 223.3 241.8 38.5 127.0 75.6 17.8 21.5 Total revenue 4,736.7 4,758.5 1,079.4 1,156.6 1,161.2 1,227.9 1,212.8 Interest expense 2,844.3 2,590.8 626.6 633.3 645.8 676.2 635.6 Net revenue 1,892.5 2,167.7 452.7 523.3 515.5 551.8 577.2 Non-interest expenses 1,420.5 1,627.9 355.0 363.0 378.8 416.5 469.5 Income (loss) before income taxes 472.0 539.8 97.7 160.3 136.6 135.2 107.7 Net income (loss) attributable to NHI shareholders 340.7 362.1 72.0 104.6 92.1 91.6 73.9 22

Main revenue items (billions of yen) FY2024/25 FY2025/26 FY2024/25 FY2025/26 4Q 1Q 2Q 3Q 4Q Commissions Stock brokerage commissions 264.5 295.2 66.3 62.8 67.2 79.9 85.3 Other brokerage commissions 17.5 20.3 4.7 4.7 4.5 3.3 7.8 Commissions for distribution of 66.1 66.3 14.0 14.3 14.3 20.9 16.9 investment trusts Other 58.9 73.5 15.3 18.7 19.1 15.1 20.5 Total 407.0 455.3 100.3 100.6 105.0 119.2 130.4 Fees from Equity underwriting and distribution 52.9 41.0 8.6 3.6 5.0 15.1 17.3 Investment banking Bond underwriting and distribution 48.4 47.0 13.2 13.8 11.4 10.8 10.9 M&A / Financial advisory fees 78.7 83.0 24.7 15.6 19.7 24.2 23.5 Other 32.2 29.5 6.7 5.4 8.4 8.9 6.9 Total 212.2 200.5 53.3 38.4 44.6 59.0 58.6 Asset Management Asset management fees 235.9 311.7 60.8 58.3 64.5 81.6 107.3 and portfolio Administration fees 109.1 120.6 27.6 26.3 29.0 31.8 33.5 service fees Custodial fees 33.2 36.3 8.5 8.2 9.0 9.3 9.8 Total 378.2 468.6 96.8 92.9 102.5 122.7 150.6 23

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)

	FY2024/25	FY2025/26	FY2024/25 4Q	FY2025/26 1Q	2Q	3Q	4Q
Wealth Management[1]	166.2	**204.0**	35.9	38.8	45.5	58.5	**61.2**
Investment Management	89.6	**88.3**	15.5	21.5	30.7	17.9	**18.1**
Wholesale	166.3	**200.6**	37.5	41.9	53.1	62.3	**43.2**
Banking[1]	16.4	**14.0**	3.1	3.6	3.2	4.2	**3.0**
Four business segments total[1]	438.4	**506.9**	92.0	105.8	132.6	142.9	**125.6**
Other[1]	35.1	**24.6**	5.9	54.6	2.3	-10.3	**-22.0**
Segments total	473.5	**531.6**	97.9	160.4	134.9	132.6	**103.7**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-1.5	**8.3**	-0.2	-0.1	1.8	2.7	**4.0**
Income (loss) before income taxes	472.0	**539.8**	97.7	160.3	136.6	135.2	**107.7**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)

	FY2024/25	FY2025/26	FY2024/25 4Q	FY2025/26 1Q	2Q	3Q	4Q
Americas	65.8	**61.9**	14.4	15.6	29.1	17.1	**0.1**
Europe	20.3	**-31.1**	5.9	-7.0	0.4	-10.6	**-13.8**
Asia and Oceania	50.9	**60.8**	8.1	18.9	15.4	9.8	**16.6**
Subtotal	137.0	**91.5**	28.5	27.5	44.9	16.3	**2.9**
Japan	335.0	**448.3**	69.3	132.8	91.8	118.9	**104.8**
Income (loss) before income taxes	472.0	**539.8**	97.7	160.3	136.6	135.2	**107.7**

1. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*
2. *Geographic information is based on U.S. GAAP (Figures are preliminary for the three months ended March 31, 2026). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

24

Segment Other Income (loss) before income taxes (billions of yen) 60 54.6 45 35.1 30 24.6 15 5.9 2.3 0 -15 -10.3 -22.0 -30 1 2 FY2024/25 FY2025/26 FY2024/25 FY2025/26 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic -5.8 -2.9 2.2 1.1 -0.2 -1.0 -2.9 hedging transactions Realized gain (loss) on investments in equity 1.5 3.3 0.3 0.0 2.2 1.1 0.0 securities held for operating purposes Equity in earnings of affiliates 51.2 36.5 9.7 12.3 12.4 17.6 -6.0 Corporate items -5.9 -42.0 -5.1 -11.6 -15.2 -9.6 -5.5 Others1 -5.9 29.8 -1.2 52.9 3.0 -18.5 -7.6 Income (loss) before income taxes1 35.1 24.6 5.9 54.6 2.3 -10.3 -22.0 1. Retrospective adjustments made to prior years figures following the establishment of Banking Division. 25

NOMURA

Wealth Management related data (1)

(billions of yen)

	FY2024/25	FY2025/26	FY2024/25 4Q	FY2025/26 1Q	2Q	3Q	4Q	QoQ	YoY
Commissions	183.6	**217.5**	43.3	46.2	52.1	58.7	**60.6**	**3.1%**	**39.8%**
Of which, stock brokerage commission	72.2	**96.0**	17.4	18.3	22.7	24.7	**30.3**	**22.4%**	**74.3%**
Of which, commissions for distribution of investment trusts	65.9	**66.1**	14.3	14.2	14.3	20.8	**16.8**	**-19.0%**	**17.6%**
Sales credit	52.5	**49.3**	10.8	11.6	12.6	13.1	**12.0**	**-8.9%**	**10.3%**
Fees from investment banking and other	27.3	**25.6**	3.7	5.2	3.9	8.8	**7.6**	**-13.3%**	**106.7%**
Investment trust administration fees and other	156.7	**176.1**	40.2	38.7	42.9	46.4	**48.1**	**3.6%**	**19.6%**
Net interest revenue[1]	13.4	**19.4**	1.9	4.0	5.0	5.4	**4.9**	**-9.0%**	**160.5%**
Net revenue[1]	433.6	**487.9**	99.9	105.8	116.5	132.5	**133.1**	**0.5%**	**33.2%**
Non-interest expenses[1]	267.4	**283.9**	64.0	67.0	71.0	74.0	**71.9**	**-2.8%**	**12.3%**
Income before income taxes[1]	166.2	**204.0**	35.9	38.8	45.5	58.5	**61.2**	**4.7%**	**70.5%**
Domestic distribution volume of investment trusts	3,882.8	**4,097.9**	838.3	827.1	854.6	1,178.9	**1,237.4**	**5.0%**	**47.6%**
Stock investment trusts	3,107.2	**3,252.4**	712.3	724.1	708.5	984.0	**835.8**	**-15.1%**	**17.3%**
Foreign investment trusts	775.6	**844.7**	126.0	102.9	146.0	194.3	**401.4**	**106.6%**	**3.2x**
Other									
Sales of JGBs for individual investors (transaction base)	317.9	**278.9**	76.8	82.0	33.5	80.8	**82.6**	**2.3%**	**7.6%**

1. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*

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Wealth Management related data (2) Wealth Management client assets (trillions of yen) 200 Other 175.8 172.6 175.8 162.3 Foreign investment 153.2 143.8 143.8 trusts 150 Bond investment trusts Stock investment 100 trusts Domestic bonds 50 Foreign currency bonds Equities 0 FY2024/25 FY2025/26 FY2024/25 FY2025/26 Mar Mar Mar Jun Sep Dec Mar Equities 92.2 117.6 92.2 99.7 106.2 114.3 117.6 Foreign currency bonds 6.5 6.9 6.5 6.5 6.8 7.0 6.9 Domestic bonds1 14.2 14.7 14.2 14.7 14.8 14.8 14.7 Stock investment trusts 13.3 16.1 13.3 14.2 15.2 16.5 16.1 Bond investment trusts 6.7 7.0 6.7 6.8 7.2 7.2 7.0 Foreign investment trusts 2.0 2.7 2.0 2.0 2.1 2.3 2.7 Other2 8.8 10.8 8.8 9.3 10.0 10.5 10.8 Total 143.8 175.8 143.8 153.2 162.3 172.6 175.8 1. Including CBs and warrants 2. Including annuity insurance. 27

Wealth Management related data (3) Net inflows of cash and securities1 (billions of yen) Wealth Management total 6,000 Retail only 3,000 5,263 2,720 5,000 2,500 2,259 4,000 2,000 3,000 1,500 2,000 1,521 1,000 1,288 1,276 744 519 1,000 500 380 398 168 296 309 0 0 -1,000 -500 -461 FY2024/25 FY2025/26 FY2024/25 FY2025/26 4Q 1Q 2Q 3Q 4Q Wealth Management total 1,288 5,263 380 2,259 744 -461 2,720 Retail only2 1,276 1,521 168 519 296 398 309 Inflows of cash and securities3 6,256 7,639 1,381 1,809 1,753 2,062 2,015 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. 3. Retail Only. 28

3 Wealth Management related data (4) Number of accounts (thousands) FY2024/25 FY2025/26 FY2024/25 FY2025/26 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,934 6,095 5,934 5,965 5,998 6,075 6,095 Equity holding accounts 3,285 3,310 3,285 3,292 3,292 3,301 3,310 NISA accounts opened 1,779 1,900 1,779 1,800 1,816 1,877 1,900 Online service accounts 5,974 6,377 5,974 6,053 6,140 6,278 6,377 New individual accounts / IT share1 (thousands) FY2024/25 FY2025/26 FY2024/25 FY2025/26 4Q 1Q 2Q 3Q 4Q New individual accounts 372 440 109 103 103 113 121 IT share1 No. of orders 85% 85% 87% 86% 85% 83% 85% Transaction value 60% 59% 62% 59% 60% 58% 59% 29

NOMURA

Investment Management related data (1)

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2024/25	FY2025/26	FY2024/25 4Q	FY2025/26 1Q	2Q	3Q	4Q	QoQ	YoY
Business revenue	163.7	**223.7**	43.3	40.6	44.1	57.8	**81.2**	**40.4%**	**87.7%**
Investment gain/loss	28.8	**34.8**	-0.2	9.9	16.8	3.1	**5.0**	**63.7%**	**-**
Net revenue	192.5	**258.5**	43.0	50.6	60.8	60.9	**86.2**	**41.5%**	**100.5%**
Non-interest expenses	102.9	**170.2**	27.5	29.0	30.1	43.0	**68.1**	**58.5%**	**147.9%**
Income (loss) before income taxes	89.6	**88.3**	15.5	21.5	30.7	17.9	**18.1**	**1.0%**	**16.6%**

Asset under management by company[1]

(trillions of yen)

	FY2024/25 Mar	FY2025/26 Mar	FY2024/25 Mar	FY2025/26 Jun	Sep	Dec	Mar
Nomura Asset Management	88.1	**111.3**	88.1	93.0	99.7	108.4	**111.3**
Nomura Asset Management International, etc.[2]	5.5	**34.1**	5.5	8.8	9.3	34.9	**34.1**
Assets under management (gross)[3]	93.6	**145.4**	93.6	101.8	109.1	143.3	**145.4**
Group company overlap	4.3	**8.5**	4.3	7.5	7.8	8.6	**8.5**
Assets under management (net)[4]	89.3	**136.9**	89.3	94.3	101.2	134.7	**136.9**

1. *From FY 2024/25 onward, assets under management (gross) of Nomura Asset Management and the Group company overlap decreased by a similar amount owing to the reorganization in the Americas on April 1, 2024. Includes the assets under management of Macquarie Group's Public Asset Management business (acquired on 1 December 2025).*
2. *The assets under management (gross) of Nomura Corporate Research and Asset Management etc, and the Group company overlap increased by the same amount due to the transfer of Nomura Fiduciary Research & Consulting to the Investment Management division effective April 1, 2025. Established Nomura Asset Management International by integrating Nomura Capital Management and Nomura Corporate Research and Asset Management (Nomura's core U.S. investment management entities) with the acquired business.*
3. *Total of assets under management (gross) of asset management companies within the Investment Management division.*
4. *Net after deducting Group company overlap from assets under management (gross).*

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Investment Management related data (2) Asset inflows/outflows by business1 (billions of yen) FY2024/25 FY2025/26 FY2024/25 FY2025/26 4Q 1Q 2Q 3Q 4Q Domestic investment trusts business 2,113 1,204 274 -207 525 71 816 of which ETFs 987 -23 673 -667 77 -105 673 Domesetic investment advisory and 536 -762 40 315 -26 44 -1,095 international businesses, etc. Total net asset inflow 2,648 443 314 108 498 115 -279 Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen) FY2024/25 FY2025/26 FY2024/25 FY2025/26 Mar Mar Mar Jun Sep Dec Mar Domestic public investment trusts Market 236.3 305.5 236.3 254.3 276.8 301.6 305.5 Nomura Asset Management share (%) 25% 25% 25% 25% 24% 24% 25% Domestic public stock investment trusts Market 221.5 289.1 221.5 239.0 260.4 284.7 289.1 Nomura Asset Management share (%) 24% 23% 24% 23% 23% 23% 23% Domestic public bond investment trusts Market 14.8 16.4 14.8 15.3 16.4 16.9 16.4 Nomura Asset Management share (%) 44% 43% 44% 44% 44% 43% 43% ETF Market 85.8 113.9 85.8 92.3 100.4 109.9 113.9 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% 1. Based 2. Source: Investment Trusts Association, Japan. 31

Wholesale related data Net revenue and income (loss) before income taxes (billions of yen) FY2024/25 FY2025/26 FY2024/25 FY2025/26 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 1,057.9 1,162.2 259.2 261.1 279.2 313.9 308.1 -1.9% 18.9% Non-interest expenses 891.7 961.7 221.7 219.2 226.0 251.6 264.8 5.3% 19.5% Income (loss) before income taxes 166.3 200.6 37.5 41.9 53.1 62.3 43.2 -30.6% 15.3% Breakdown of Wholesale revenue (billions of yen) FY2024/25 FY2025/26 FY2024/25 FY2025/26 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income 499.2 509.0 105.8 124.8 121.9 136.9 125.3 -8.5% 18.4% Equities 375.4 459.2 101.1 98.3 113.8 119.9 127.2 6.1% 25.8% Global Markets 874.6 968.1 206.9 223.1 235.7 256.8 252.5 -1.7% 22.0% Investment Banking 183.3 194.1 52.3 37.9 43.5 57.1 55.6 -2.6% 6.3% Net revenue 1,057.9 1,162.2 259.2 261.1 279.2 313.9 308.1 -1.9% 18.9% 32

Number of employees FY2024/25 FY2025/26 FY2024/25 FY2025/26 Mar Mar Mar Jun Sep Dec Mar Japan 14,877 15,017 14,877 15,317 15,144 15,061 15,017 Europe 3,133 3,269 3,133 3,155 3,173 3,237 3,269 Americas 2,417 3,028 2,417 2,476 2,450 3,030 3,028 Asia and Oceania1 6,815 7,363 6,815 6,960 7,109 7,273 7,363 Total 27,242 28,677 27,242 27,908 27,876 28,601 28,677 1. Includes Powai office in India. 33

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